Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended December 31, 2018 under IFRS

IT Services Revenue growth in Constant Currency at 2.4% sequentially

Net Income for the quarter grew by 29.6% YoY %

Bangalore, India and East Brunswick, New Jersey, USA – January 18, 2019 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended December 31, 2018.

As stated in our last quarter’s earnings release, we have carved out the India State Run Enterprises (ISRE i.e. Public Sector Undertakings and Government business in India) from our IT Services segment into a separate segment effective quarter ended December 31, 2018.

Highlights of the Results for the quarter ended December 31, 2018

•	Gross Revenue was ₹ 150.6 billion ($2.2 billion1) and grew 3.6% QoQ and 10.2% YoY
•	Non-GAAP[3] constant currency IT Services Segment Revenue grew by 2.4% QoQ. Adjusted[2] Non-GAAP constant currency IT Services Segment Revenue grew 7.0% YoY
•	IT Services Segment Reported Revenue was at $2,046.5 million and grew 1.8% QoQ
•	IT Services Operating Margin[4] for the quarter was at 19.8% and expanded by 480bps QoQ and 496bps YoY
•	Net Income for the quarter was ₹ 25.1 billion ($360.8 million1) and grew by 29.6% YoY
•	EPS for the quarter was ₹ 5.57 ($0.081) per share and grew 38.2% YoY
•	Wipro declared an interim dividend of ₹ 1 ($0.011) per equity share/ADS
•

Wipro’s Board of Directors recommended issue of bonus shares to shareholders (including stock dividend to ADS holders) in the ratio of 1:3 (One equity share for every Three equity shares held), subject to approval of shareholders.

Performance for the Quarter ended December 31, 2018

Abidali Z. Neemuchwala, CEO and Executive Director said, “Our strategic investments, backed by strong client relationships and client spends towards enterprise modernization and digital transformation have enabled us to deliver a very satisfying quarter.”

Jatin Dalal, Chief Financial Officer said, “Relentless focus on the quality of revenues and operational improvements have led to the expansion of IT Services Operating Margins to 19.8%. Our Operating Cash flows grew by 19.5% on YoY basis and was at 142% of Net Income.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 69.58, as published by the Federal Reserve Board of Governors on December 31, 2018. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2018 was US$1= ₹ 71.66.

2.	YoY growth rates for Q3’19 have been computed by adjusting revenues for Q3’18 for the impact from the divestment of our hosted data center services business.
3.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
4.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

Outlook for the Quarter ending March 31, 2019

We expect Revenue from our IT Services business to be in the range of $2,047 million to $2,088 million*. This translates to a sequential growth of 0.0% to 2.0%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.27, Euro/USD at 1.14, AUD/USD at 0.72, USD/INR at 71.11 and USD/CAD at 1.32

IT Services

Wipro continued its momentum in winning large deals globally as described below:

•

A leading foods distribution company has selected Wipro as its technology modernization and digital transformation partner. Wipro will provide a range of services that will include digital, data science and infrastructure services

•

An Australasian government agency has selected Wipro as its cloud transformation partner. The engagement, which will leverage Wipro’s cloud migration expertise and the Wipro HOLMESTM artificial intelligence and automation platform, will migrate the client’s existing applications to hybrid cloud, and provide applications development and infrastructure support

•

A leading global financial services firm has chosen Wipro to be its workplace modernization partner. This multi-year engagement will leverage Wipro’s VirtuaDeskTM solution and partner ecosystem and will help the client enhance their user experience in an outcome-based model

•	Wipro has won an end-to-end managed security services contract from a leading American global telecommunications company

Digital & Cloud Application Services Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

•

As banks recognize the opportunity to turn large volumes of data within their organization into actionable insights, Wipro has been chosen as the exclusive partner by a global financial services company to improve decision making and customer and employee experience by tightly integrating data across their IT stack and within a full portfolio of applications

•

The strength of our technology expertise, digital framework for transformation and experience-led design has been recognized by a North American healthcare provider who has hired Wipro Digital to enable the design, development and launch of their new healthcare marketplace. We are their partner for a new brand, platform and service, bringing agility and new ways of working to them

•	Wipro Digital has been selected by a Middle Eastern telecommunications company to improve the customer experience of their digital self-service channels

•

A North American chemicals company has selected Wipro Digital to develop an artificial intelligence-based search solution that will transform decades of digitized information into actionable insights for their plant operations

•	A North American telecommunications company has awarded an IT development engagement to Appirio, which will leverage Appirio’s strengths in user experience, applications and testing services

Analyst Accolades and Awards

•	Wipro was recognised as a Leader and Star Performer by Everest Group in Digital Services – PEAK Matrix™ Assessment and Market Trends 2019
•	Wipro was recognised as a Leader by Everest Group in Cloud Enablement Services – Market Trends and Services PEAK Matrix™ 2019
•	Wipro was recognized as a Leader in IDC MarketScape: Worldwide DevOps Services 2018 Vendor Assessment, Doc #US41235417, November 2018
•	Wipro was ranked among the HFS Top 10 Digital Change Management Providers & Digital Technology Strategy and Consulting Services 2018
•	Wipro was recognised as a Leader and Star Performer by Everest Group in IT Security Services- Market Trends and PEAK Matrix TM Assessment 2019
•

Wipro was recognized as a Leader in Magic Quadrant for Application Testing Services, Worldwide by: Gartner, Magic Quadrant for Application Testing Services, Worldwide, Susanne Matson et al, 21 November 2018

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products Segment Revenue for the quarter was ₹ 3.1 billion ($45.2 million1).
•	IT Products Operating Margin for the quarter was 6.7%.

India business from State Run Enterprises (SRE)

•	India SRE Segment Revenue for the quarter was ₹ 1.7 billion ($24.6 million1).
•	India SRE Operating Margin for the quarter was –40.0%.

Please refer the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

All product names, logos, and brands are property of their respective owners.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended December 31, 2018, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (08:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro190118.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 7139	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31	As at December 31,
	2018	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer Footnote 1 on Page 1
ASSETS
Goodwill	117,584	123,192	1,771
Intangible assets	18,113	15,445	222
Property, plant and equipment	64,443	70,208	1,009
Derivative assets	41	93	1
Investments	7,668	7,461	107
Investment in equity accounted investee	1,206	1,262	18
Trade receivables	4,446	4,179	60
Deferred tax assets	6,908	7,496	108
Non-current tax assets	18,349	20,550	295
Other non-current assets	15,726	19,598	282

Total non-current assets	254,484	269,484	3,873

Inventories	3,370	3,923	56
Trade receivables	100,990	100,044	1,437
Other current assets	30,596	25,829	371
Unbilled receivables	42,486	24,322	350
Contract assets	—	16,847	242
Investments	249,094	212,103	3,048
Current tax assets	6,262	7,818	112
Derivative assets	1,232	5,543	80
Cash and cash equivalents	44,925	142,769	2,052

	478,955	539,198	7,748
Assets held for sale	27,201	—	—

Total current assets	506,156	539,198	7,748

TOTAL ASSETS	760,640	808,682	11,621

EQUITY
Share capital	9,048	9,050	130
Share premium	800	1,183	17
Retained earnings	453,265	516,604	7,425
Share based payment reserve	1,772	2,352	34
Other components of equity	18,051	17,927	258

Equity attributable to the equity holders of the Company	482,936	547,116	7,864
Non-controlling interest	2,410	2,563	37

TOTAL EQUITY	485,346	549,679	7,901

LIABILITIES
Long - term loans and borrowings	45,268	49,984	718
Derivative liabilities	7	—	—
Deferred tax liabilities	3,059	2,535	36
Non-current tax liabilities	9,220	8,917	128
Other non-current liabilities	4,230	4,452	64
Provisions	3	4	—

Total non-current liabilities	61,787	65,892	946

Loans, borrowings and bank overdrafts	92,991	53,863	774
Trade payables and accrued expenses	68,129	79,271	1,138
Unearned revenues	17,139	26,316	378
Current tax liabilities	9,417	14,674	211
Derivative liabilities	2,210	1,245	18
Other current liabilities	16,613	17,092	246
Provisions	796	650	9

	207,295	193,111	2,774

Liabilities directly associated with assets held for sale	6,212	—	—

Total current liabilities	213,507	193,111	2,774

TOTAL LIABILITIES	275,294	259,003	3,720

TOTAL EQUITY AND LIABILITIES	760,640	808,682	11,621

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2017	2018	2018	2017	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer Footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited). Refer Footnote 1 on Page 1
Gross Revenues	136,690	150,595	2,164	407,185	435,782	6,263
Cost of revenues	(95,976)	(103,971)	(1,494)	(287,781)	(306,091)	(4,399)

Gross profit	40,714	46,624	670	119,404	129,691	1,864
Selling and marketing expenses	(11,073)	(11,889)	(171)	(31,086)	(33,516)	(482)
General and administrative expenses	(9,991)	(6,978)	(100)	(24,340)	(29,282)	(421)
Foreign exchange gains/(losses), net	125	911	13	931	2,899	42
Other operating income	—	—	—	—	2,798	40

Results from operating activities	19,775	28,668	412	64,909	72,590	1,043
Finance expenses	(1,231)	(1,627)	(23)	(4,266)	(4,845)	(70)
Finance and other income	6,160	5,362	77	19,196	15,695	226
Share of profit /(loss) of equity accounted investee	10	7	—	14	(26)	—

Profit before tax	24,714	32,410	466	79,853	83,414	1,199
Income tax expense	(5,355)	(6,966)	(100)	(17,775)	(18,178)	(261)

Profit for the period	19,359	25,444	366	62,078	65,236	938

Profit attributable to:
Equity holders of the Company	19,371	25,103	361	62,053	65,198	937
Non-controlling interest	(12)	341	5	25	38	1

Profit for the period	19,359	25,444	366	62,078	65,236	938

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	4.03	5.57	0.08	12.85	14.47	0.21
Diluted	4.03	5.56	0.08	12.83	14.45	0.21
Weighted average number of equity shares used in computing earnings per equity share
Basic	4,802,285,697	4,504,546,939	4,504,546,939	4,830,841,298	4,504,645,092	4,504,645,092
Diluted	4,809,300,296	4,515,503,476	4,515,503,476	4,838,385,830	4,515,105,097	4,515,105,097

Additional Information
	Three months ended December 31,			Nine months ended December 31,
	2017	2018	2018	2017	2018	2018
Segment Revenue
IT Services Business Units
BFSI	36,849	45,979	661	106,364	129,219	1,857
HEALTH	18,450	19,241	277	55,577	55,793	802
CBU	19,580	22,875	329	58,238	65,646	943
ENU	16,491	18,996	273	51,221	54,202	779
TECH	18,630	19,104	275	54,789	58,189	836
MFG	11,358	11,981	172	34,434	34,945	502
COMM	8,422	8,480	122	25,824	24,394	351

IT SERVICES TOTAL	129,780	146,656	2,108	386,447	422,388	6,071

IT PRODUCTS	4,498	3,145	45	13,829	9,553	137
ISRE	2,566	1,713	25	7,844	6,757	97
RECONCILING ITEMS	(29)	(8)	(0)	(4)	(17)	(0)

TOTAL	136,815	151,506	2,149	408,116	438,681	6,305

Segment Result
IT Services Business Units
BFSI	6,777	9,095	131	18,293	24,182	348
HEALTH	2,360	1,973	28	7,798	6,698	96
CBU	3,496	5,291	76	9,676	12,112	174
ENU	(1,164)	3,613	52	5,810	4,294	62
TECH	3,740	4,177	60	10,963	12,885	185
MFG	1,937	2,391	34	5,268	6,065	87
COMM	1,330	1,578	23	3,985	3,411	49
UNALLOCATED	830	976	14	2,167	1,981	28
OTHER OPERATING INCOME	—	—	—	—	2,798	40

TOTAL IT SERVICES	19,306	29,094	418	63,960	74,426	1,070
IT PRODUCTS	195	212	3	314	(954)	(14)
ISRE	284	(686)	(10)	330	(1,054)	(15)
RECONCILING ITEMS	(10)	48	1	305	172	2

TOTAL	19,775	28,668	412	64,909	72,590	1,043

FINANCE EXPENSE	(1,231)	(1,627)	(23)	(4,266)	(4,845)	(70)
FINANCE AND OTHER INCOME	6,160	5,362	77	19,196	15,695	226
SHARE OF PROFIT/(LOSS) OF EQUITY ACCOUNTED INVESTEE	10	7	0	14	(26)	(0)

PROFIT BEFORE TAX	24,714	32,410	466	79,853	83,414	1,199
INCOME TAX EXPENSE	(5,355)	(6,966)	(100)	(17,775)	(18,178)	(261)

PROFIT FOR THE PERIOD	19,359	25,444	366	62,078	65,236	938

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments: IT Services, IT Products and India State Run Enterprises service segment(ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit are split from the former Manufacturing & Technology (MNT) business unit. The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (HEALTH) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Financial and other Income” in the interim condensed consolidated statement of income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

ISRE: India State Run Enterprises represents the business from Public Sector Undertakings and Government in India.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended December 31, 2018
IT Services Revenue as per IFRS	$2,046.5
Effect of Foreign currency exchange movement	$10.3

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,056.8

Three Months ended December 31, 2018
IT Services Revenue as per IFRS	$2,046.5
Effect of Foreign currency exchange movement	$38.3

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,084.8